Exhibit 12.2

CONSUMERS ENERGY COMPANY

Ratio of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Dividends

		In Millions, Except Ratios
	Nine Months Ended	Year Ended December 31
	September 30, 2012	2011	2010	2009	2008	2007
Earnings as defined[1]
Pretax income from continuing
operations	$ 600	$ 734	$ 688	$ 456	$ 562	$ 437
Exclude equity basis subsidiaries	-	-	-	-	-	-
Fixed charges as defined	202	287	296	313	276	293
Earnings as defined	$ 802	$ 1,021	$ 984	$ 769	$ 838	$ 730
Fixed charges as defined[1]
Interest on long-term debt	$ 175	$ 251	$ 246	$ 250	$ 229	$ 236
Estimated interest portion of
lease rental	15	18	16	17	25	23
Other interest charges	12	18	34	46	22	34
Fixed charges as defined	202	287	296	313	276	293
Preferred dividends	3	3	3	3	3	3
Combined fixed charges and
preferred dividends	$ 205	$ 290	$ 299	$ 316	$ 279	$ 296
Ratio of earnings to fixed charges	3.97	3.56	3.32	2.46	3.04	2.49
Ratio of earnings to combined fixed
charges and preferred dividends	3.91	3.52	3.29	2.43	3.00	2.47

NOTES:

1 Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.